Morgan Stanley	Free Writing Prospectus to Preliminary Terms No. 8,238 Registration Statement Nos. 333-250103; 333-250103-01 Dated March 2, 2023; Filed pursuant to Rule 433

Currency-Linked Notes due September 20, 2024

Based on the Performance of a Basket of Five Currencies Relative to the U.S. Dollar

Eurozone euro + Japanese yen + British pound + Canadian dollar + Australian dollar

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary terms referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

The notes offer 110% participation in the positive performance of an equally-weighted basket of five currencies relative to the U.S. dollar and provide for the repayment of principal in full at maturity, subject to our credit risk.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price / stated principal amount:	$1,000 per note
Pricing date:	March 17, 2023
Original issue date:	March 22, 2023 (3 business days after the pricing date)
Maturity date:	September 20, 2024
Interest:	None
Basket:	Basket Currency	Weighting	Refinitiv Page:
	Eurozone euro (“EUR”)	20%	USDEURFIXM=WM
	Japanese yen (“JPY”)	20%	USDJPYFIXM=WM
	British pound (“GBP”)	20%	USDGBPFIXM=WM
	Canadian dollar (“CAD”)	20%	USDCADFIXM=WM
	Australian dollar (“AUD”)	20%	USDAUDFIXM=WM
Payment at maturity:

The payment at maturity per $1,000 stated principal amount will equal:

$1,000 + supplemental redemption amount, if any

In no event will the payment at maturity be less than the stated principal amount.

Supplemental redemption amount:	$1,000 times the basket performance times the participation rate; provided that the supplemental redemption amount will not be less than zero.
Basket performance:	The sum of the currency performance values of each of the basket currencies, as determined on the valuation date.
Participation rate:	110%
Maximum payment at maturity:	None
Currency performance:

With respect to JPY and CAD:

1 – (final exchange rate / initial exchange rate)

With respect to EUR, GBP and AUD:

1 – (initial exchange rate / final exchange rate)

These formulas effectively limit the contribution of each basket currency to 100%, but do not limit the downside. See the accompanying preliminary terms for more information.

Summary Terms (cont.)
Currency performance value:	Currency performance × weighting
Initial exchange rate:	With respect to each basket currency, the exchange rate on the pricing date.
Final exchange rate:	With respect to each basket currency, the exchange rate on the valuation date.
Exchange rate:

With respect to JPY and CAD, the exchange rate on any relevant day is expressed as a number of units of the applicable basket currency per one U.S. dollar.

With respect to EUR, GBP and AUD, the exchange rate on any relevant day is expressed as a number of U.S. dollars per one unit of the applicable basket currency.

See the accompanying preliminary terms for more information.

Valuation date:	September 17, 2024, subject to adjustment for non-currency business days.
CUSIP / ISIN:	61774FBL5 / US61774FBL58
Preliminary terms:	https://www.sec.gov/Archives/edgar/data/895421/ 000095010323003605/dp190133_fwp-ps8238.htm

Hypothetical Payout at Maturity1

Basket Performance	Return on Notes
+80%	88.00%
+70%	77.00%
+60%	66.00%
+50%	55.00%
+40%	44.00%
+30%	33.00%
+20%	22.00%
+10%	11.00%
+5%	5.50%
0%	0%
-5%	0%
-10%	0%
-20%	0%
-30%	0%
-40%	0%
-50%	0%

1All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Basket Currencies

For more information about the basket currencies, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

•	The notes do not pay interest and may not pay more than the stated principal amount at maturity.

•	The market price of the notes will be influenced by many unpredictable factors.

•	The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the notes is not linked to the value of the basket at any time other than the valuation date.

•	Investing in the notes is not equivalent to investing directly in the basket currencies.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the notes is approximately $950.00 per note, or within $40.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The notes will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Basket Currencies

•	The notes are subject to currency exchange risk.

•	Changes in the exchange rates of one or more of the basket currencies relative to the U.S. dollar may offset each other.

•	Intervention in the currency markets by the countries issuing the basket currencies could materially and adversely affect the value of the notes.

•	Any underlying currency may be replaced by another currency following a succession event.

•	Even though currencies trade around the clock, the notes will not.

•	Suspension or disruptions of market trading in the basket currencies may adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “General Information—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.